Ropes & Gray LLP

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www.ropesgray.com

September 22, 2008

Evergreen Select High Yield Bond Fund

Evergreen Select Fixed Income Trust

200 Berkeley Street

Boston, Massachusetts 02116-5034

Evergreen High Income Fund

Evergreen Fixed Income Trust

200 Berkeley Street

Boston, Massachusetts 02116-5034

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated as of June 27, 2008 between and among:  (i) Evergreen Select Fixed Income Trust, a Delaware statutory trust (“Evergreen Select”), on behalf of one of its series, Evergreen Select High Yield Bond Fund (“Target Fund”); (ii) Evergreen Fixed Income Trust, a Delaware statutory trust (“Evergreen Trust”), on behalf of one of its series, Evergreen High Income Fund (“Acquiring Fund”); and (iii) Evergreen Investment Management Company, LLC (“EIMC”), the investment adviser to Target Fund and Acquiring Fund.  The Agreement describes a proposed transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund.  This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.6 of the Agreement.  Capitalized terms not defined herein are used herein as defined in the Agreement.

            Target Fund is a series of Evergreen Select, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company.  Shares of Target Fund are redeemable at net asset value at each shareholder’s option.  Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

            Acquiring Fund is a series of Evergreen Trust, which is registered under the 1940 Act as an open-end management investment company.  Shares of Acquiring Fund are redeemable at net asset value at each shareholder's option.  Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

            For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated August 4, 2008 and such other items as we have deemed necessary to render this opinion.  In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

            The facts presented in representation 5 of the letter from Acquiring Fund and representation 6 of the letter from Target Fund, each dated as of the date hereof (which facts are described in the subsequent paragraphs of this opinion), support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end investment company that seeks a high level of total return, as described in more detail below.

            Several factors demonstrate the similarity between Target Fund and Acquiring Fund.  Both Funds have the same investment strategy of investing in bonds to achieve high returns.  Target Fund seeks to purchase securities that offer the possibility of capital growth in addition to income.  While growth of capital is not an investment goal of Acquiring Fund, the Fund may purchase securities that offer the possibility of capital growth in addition to income, provided the acquisition of such securities does not conflict with the Fund’s investment goal of high income.  Both Funds seek to achieve these objectives by investing primarily in below investment grade bonds.  Target Fund normally invests at least 80% of its assets in U.S. dollar-denominated bonds, debentures, and other income-producing obligations which are rated below investment grade by a nationally recognized statistical ratings organization (sometimes referred to as “junk bonds”). Target Fund intends to emphasize securities rated B- or higher by Standard & Poor’s Rating Services (or corresponding ratings from other rating services), although the Fund may invest in securities with any rating or unrated securities.  The remaining 20% of Target Fund’s assets may be represented by cash or invested in cash equivalents, shares of registered investment companies, investment grade bonds, debentures or other income producing securities.  Acquiring Fund normally invests at least 65% of its assets in below investment grade bonds, debentures and other income-producing obligations, but may purchase securities of any rating.  In addition, Acquiring Fund may purchase unrated securities.  Acquiring Fund may invest up to 35% of its total assets in bonds rated investment grade (or unrated securities determined by the Fund’s portfolio manager to be of comparable quality).  Both Funds may invest in foreign securities:  Target Fund may invest up to 15% of its assets in foreign securities and Acquiring Fund may invest up to 50% of its assets in foreign securities.  Of note, these highly similar objectives and strategies are carried out by the same portfolio manager, Andrew P. Cestone, for both Funds.

            Many of the overall descriptions and ratings of the Funds as given by Morningstar Mutual Fund Reports are very similar.(1)  First, both Funds have been place in the same Morningstar Category of High Yield Bond(2) and Morningstar Style Box of Intermediate/Low.(3)  The Funds have similar Morningstar ratings.  Target Fund is rated two stars overall and Acquiring Fund is rated three stars.  Each Fund received three stars for the three-year rating, and Target received three stars and Acquiring received two stars for the five-year rating.(4) The Funds are ranked differently for overall return:  Target is ranked "Below-Average" and Acquiring is ranked "Average."(5)  On the Morningstar Risk Rating, however, the Funds are rated identically: as "Below-Average.(6)

            The Funds invest in similar proportions across a range of investment types.  As of the Comparison Date, they had a 96.36% overlap in asset allocation.  Target and Acquiring Funds had, respectively, approximately 5.3% and 6.1% in cash; 0% and 0.1% in stocks; 93.6% and 90% in bonds; and 1.1% and 3.8% in other investments.  Not only on the Comparison Date were both Funds heavily invested in bonds, but they were invested in similar types of bonds across several categories.  The Funds’ bonds have similar yields.  The one year distribution yield at net asset value for the Target Fund is 7.34% and for Acquiring Fund is 7.83% (difference of 6.7%).  The 30-day SEC yield to maturity of Target Fund is 8.67% and of Acquiring Fund is 9.29% (difference of 7.2%).  The yield to maturity of Target Fund is 9.87 and of Acquiring Fund is 10.78% (difference of 9.2%).(7)

            The bonds in the Funds’ portfolios have other similarities besides yield.  The credit quality, maturity, duration, sector, and geographic allocations are all very similar.  The average credit quality for Target Fund is BB, and the average credit quality Acquiring Fund is B.  The Funds’ overlap in credit quality by a total of 90.1%, with both Funds being heavily invested in bonds with BB (33.1% for Acquiring Fund and 40.4% for Target Fund) and B (48.4% for Acquiring Fund and 48.6% for Target Fund) credit ratings.  The average maturity for Acquiring Fund is 5.92 years and for Target Fund is 9.78 years (a difference of 39.5%).  The similarity is more apparent when examining maturity distribution for which there is an overlap of 96.14%.(8)  Acquiring and Target Funds have average durations of 3.83 and 3.75, respectively (a difference of only 2.1%).  In terms of broad sectors of bonds (U.S. government, mortgage, credit, foreign, and cash), the Funds have a 98.92% overlap.  Both Funds are heavily invested in the credit sector, each investing approximately 89%.  The Funds have chosen to invest almost identically in terms of geographic allocation, where they have a 99.3% overlap.(9)

            The Funds have two primary areas where differences can be seen.  First, the trailing returns are quite different for some years.  Target Fund has 1.42% year-to-date return and Acquiring Fund has a 0.47% year-to-date return (a difference of -66.9%).  The one-year trailing return is 0.28% for the Target Fund and -1.23% for Acquiring Fund (a difference of -539.3%).  The three-year trailing return is 5.28% for Target Fund and 5.87% for Acquiring Fund (a difference of 11.2%).  The five-year trailing return is 6.7% for Acquiring Fund and 5.6% for Target Fund (a difference of 19.6%).  Over the life of the Funds, Target Fund has a 5.99% trailing return and Acquiring Fund has a 4.75% trailing return (a difference of 20.7%).  Second, Target Fund has had a somewhat lower turnover rate (28%) than Acquiring Fund (48%), though both Funds have turnover rates well below 100%.

            The specific characteristics described above do not constitute fixed aspects of Target Fund and Acquiring Fund’s investment strategies.  Rather, they reflect the fact that the Funds’ similar investment strategies led them to react similarly to the market conditions in existence prior and without reference to the proposal to merge Target Fund into Acquiring Fund.

            Given the many similarities of the Funds, at least 33-1/3% of Target Fund’s portfolio assets would not be required to be sold in order to comply with Acquiring Fund’s investment objectives, strategies, policies, risks and restrictions.  Acquiring Fund has no record, plan or intention of changing any of its investment objectives, strategies, policies, risks or restrictions following the acquisition.  Acquiring Fund will invest all assets acquired from Target Fund in a manner consistent with the Funds’ shared investment strategies as described above and as reflected in the portfolio data described above.

Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that, subject to the final two paragraphs hereof, for U.S. federal income tax purposes:

-- The Transaction will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

-- Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund solely in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

-- Under Section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of its assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution (whether actual or constructive) of Acquiring Fund Shares by Target Fund to its shareholders in exchange for their shares of Target Fund;

-- Under Section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares in liquidation of Target Fund;

-- Under Section 358 of the Code, the aggregate tax basis for the Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Transaction will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor;

-- Under Section 1223(1) of the Code, a Target Fund shareholder's holding period for the Acquiring Fund Shares received in the Transaction will include the period during which the Target Fund shares exchanged therefor were held by such shareholder (provided the shareholder held the Target Fund shares as capital assets on the Closing Date);

-- Under Section 362(b) of the Code, Acquiring Fund's tax basis in Target Fund assets acquired by Acquiring Fund in the Transaction will be the same as the tax basis of such assets in the hands of Target Fund immediately prior to the Transaction;

-- Under Section 1223(2) of the Code, the holding periods in the hands of Acquiring Fund of the assets of Target Fund acquired by Acquiring Fund in the Transaction will include the periods during which those assets were held by Target Fund; and

-- Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

            We express no view with respect to the effect of the Transaction on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction.

            In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (the “IRS”).  In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds.  Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds.  We believe that the IRS’s conclusion in this ruling has always been questionable.  In addition, a series of private letter rulings issued in July of 2005 suggests that the IRS’s position on this issue is evolving:  the IRS relied upon historic business representations to conclude that the reorganizations satisfied the continuity of business enterprise requirement.  However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of the Transaction would be distinguishable from those in the ruling.

            We believe that Acquiring Fund and Target Fund are both engaged in the same line of business:  each is an open-end management investment company that seeks a high level of total return by investing in bonds.  After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds.  While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies.  In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled.  However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving investment companies, our opinion cannot be free from doubt.  No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

            Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion.  The legal authorities on which this opinion is based may be changed at any time.  Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

                                                                                    /s/ Ropes & Gray LLP

Ropes & Gray LLP

Endnotes:

(1) Unless otherwise noted, all data for Acquiring Fund and Target Fund were obtained from Morningstar Mutual Fund Reports as of March 31, 2008 (the "Comparison Date").

(2) The Morningstar Category is assigned based on the underlying securities in a fund’s portfolio over the past three years.

(3) The Morningstar Style Box is based on the most recently available portfolio at the time of analysis, which can differ from a fund’s historic holdings.  It is a nine-square grid that provides a graphical representation of the investment style of mutual funds.  For bond funds, it classifies securities according to average term length (the horizontal axis) and average quality rating (the vertical axis) to show interest-rate sensitivity and credit quality.

(4) Morningstar rates mutual funds with one to five stars based on how the fun has preformed (adjusted for risk and sales charges) in comparison to other funds within the same Morningstar category, with one star representing the bottom 10% of finds within the category and five stars representing the top 10%.  An overall rating is produced by combining three-, five-, and 10-year ratings.

(5) Morningstar provides a return rating for mutual funds of “Low,” “Below Average,” “Average,” “Above Average,” or “High” based on a fund’s excess return over the return of the 90-day Treasury bill as compared to other funds within the same Morningstar Category, with “Low” return representing the bottom 10% of funds in the category and “High” representing the top 10% of funds in the category.

(6) Morningstar provides a risk rating for mutual funds of “Low,” “Below Average,” “Average,” “Above Average,” or “High” based on the variation in the fund’s monthly returns as compared to other funds within the same Morningstar category, with “Low” risk representing the 10% of funds in the category with the lowest risk rating and “High” representing the 10% of funds in the category with the highest risk rating.

(7) Maturity data were provided by Evergreen.

(8) Maturity and duration data were provided by Evergreen.  There is overlap for maturity of 6.65% for 0-1 year, 15.04% for 1-3 years, 21.94% for 3-5 years, 30.07% for 5-7 years, 16.78% for 7-10 years, 3.42% for 10-20 years, 2.24% for 20-30 years, and 0% for more than 30 years.

(9) These data were provided by Evergreen.  Both Funds have invested in approximately 94% U.S. bonds.  They both hold small amounts in bonds from Canada, the United Kingdom, Mexico, Bermuda, Netherlands, France, Cayman Islands, Australia, and Singapore.